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SECURI[TIES AND EXCHANGE COM]MISSION

02018473

SO 3/6/02

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED FEB 28 2002 340

| SEC FILE NUMBER |
|---|
| 8 - 18488 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/01** (MM/DD/YY) AND ENDING **12/31/01** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**BALFOUR INVESTORS INCORPORATED**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**620 FIFTH AVENUE, 7TH FLOOR**

(No. and Street)

| NEW YORK | NEW YORK | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**PAUL EHRENSTEIN** **(212) 509-7800**

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KEMPISTY & COMPANY, CERTIFIED PUBLIC ACCOUNTANTS, P.C.**

(Name — *if individual, state last, first, middle name*)

| 15 MAIDEN LANE, SUITE 1003 | NEW YORK | NY | 10038 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 15 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **JAY S. GOLDSMITH & HARRY I. FREUND**, swear (or affirm) that, to the best of my knowledge and behalf the accompanying financial statement and supporting schedules pertaining to the firm of **BALFOUR INVESTORS INCORPORATED**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

**CHAIRMEN OF THE BOARD**
Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 2003

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A Copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BALFOUR INVESTORS INCORPORATED

## DECEMBER 31, 2001

## INDEX

# *KEMPISTY & COMPANY*

*CERTIFIED PUBLIC ACCOUNTANTS, P.C.*

*15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930*

## INDEPENDENT AUDITORS' REPORT

To the Stockholders' of
Balfour Investors Incorporated

We have audited the accompanying statement of financial condition of Balfour Investors Incorporated as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Balfour Investors Incorporated as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPA PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 22, 2002

**BALFOUR INVESTORS INCORPORATED**

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2001**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 115,855 |
| Deposit with clearing broker | | 25,000 |
| Due from clearing broker | | 387,577 |
| Securities owned, at market value | | 184,856 |
| Securities owned, not readily marketable, at estimated fair value | | 72,100 |
| Fixed assets, net | | 2,104 |
| Other receivable | | 31,605 |
| Prepaid expenses | | 26,236 |
| TOTAL ASSETS | $ | 845,333 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Accounts payable and accrued expenses | $ | 101,546 |
| TOTAL LIABILITIES | | 101,546 |
| Commitments and contingent liabilities | | |
| Stockholders' equity | | |
| Common stock, no par value, authorized 200 shares, issued and outstanding 90 shares | | 900 |
| Additional paid-in capital | | 690,000 |
| Retained earnings | | 52,887 |
| Total Stockholders' Equity | | 743,787 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 845,333 |

**The accompanying notes are an integral part of these financial statements.**

**BALFOUR INVESTORS INCORPORATED**

**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2001**

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Balfour Investors Incorporated (the "Company") a New York corporation is registered as a securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD")

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer. The Company provides brokerage services to individuals and institutional clients and specializes in investing in securities of bankrupt and/or distressed companies.

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are also recorded on a trade date basis.

Marketable securities owned by the Company are stated at quoted market values with unrealized gains and losses reflected in income.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

At December 31, 2001 the Company's clearing broker held assets of $597,433 on behalf of the Company.

NOTE 1- ORGANIZATION, NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on a straight line basis for financial reporting purposes.

Reimbursement of Administrative Costs

Administrative costs, including professional fees, incurred by the Company in connection with transactions involving nonrelated distressed entities are expensed in the year the services are provided. Subsequent recoveries of these costs are recognized as other income in the year of reimbursement. Such reimbursements totalled approximately $48,586 during 2001.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2001.

NOTE 2- SECURITIES OWNED

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below.

| | | Owned |
|---|---|---|
| U.S. Treasury Bills | $ | 184,856 |

NOTE 3- SECURITIES OWNED, NOT READILY MARKETABLE

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange and no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, these securities, at estimated fair value, consist of the following:

| | | |
|---|---|---|
| Equities | $ | 72,100 |

NOTE 4- RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2001, consist of the following:

| | | Receivable |
|---|---|---|
| Deposit with clearing broker | $ | 25,000 |
| Receivable from clearing broker | | 387,577 |
| | $ | 412,577 |

NOTE 5- INCOME TAXES

The Company elected "S Corporation" status with the Internal Revenue Service and state authorities, the stockholders include the "S Corporation" income or loss in their individual tax returns, and accordingly, no income tax or benefits are provided for in the financial statements during the period of "S Corporation" status.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

| | Current | Deferred | Total |
|---|---|---|---|
| Local | $ 25,000 | $ (20,000) | $ 5,000 |

NOTE 6- EMPLOYEE BENEFIT PLANS

During 2001 the Company transferred its pension plan and related assets and liabilities to a company owned by the shareholders of Balfour Investors, Inc. During 2001 prior to the plan transfer the Company incurred $14,687 of pension expense.

NOTE 7- NET CAPITAL REQUIREMENTS

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company's net capital was $598,742 which was $498,742 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

NOTE 8- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 9- COMMITMENTS

License Agreement

Effective January 1, 1995, the Company entered into a license agreement, whereby it shares office space with an affiliate. This agreement expires on June 30, 2004. The minimum annual rentals are as follows:

| Year Ending December 31, | | Amount |
|---|---|---|
| 2002 | $ | 48,356 |
| 2003 | | 48,356 |
| 2004 | | 24,178 |
| | $ | 120,890 |

Rent expense for the year ended December 31, 2001 was $48,222.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

BALFOUR INVESTORS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001